

August 12, 2020

Jean M. Franchi
Chief Financial Officer
Replimune Group, Inc.
500 Unicorn Park
Woburn, MA 01801

  Re: Replimune Group, Inc.
    Registration Statement on Form S-3
    Filed August 11, 2020
    File No. 333-244386

Dear Ms. Franchi:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Abby Adams at (202) 551-6902 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Timothy J. Corbett, Esq.